AB 2/27

08026240

SEC Mail Processing Section
FEB 25 2008
Washington, DC
106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67313

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advanced Advisor Group. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Emerson Street N. STE4
(No. and Street)

Cambridge (City) MN (State) 55008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dorothy Chlystek (763) 552-6047
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow. Krause & Company. LLP
(Name – *if individual, state last, first, middle name*)

7900 Xerxes Ave S_Suite 2400 (Address) Bloomington (City) MN (State) 55431 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DOROTHY CHLYSTEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVANCED ADVISOR GROUP, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

GAIL L OLSON
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2010

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANCED ADVISOR GROUP, LLC

(A Limited Liability Company)

Cambridge, Minnesota

December 31, 2007 and 2006

FINANCIAL STATEMENTS

Including Independent Auditors' Report

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Governors
Advanced Advisor Group, LLC
Cambridge, Minnesota

We have audited the accompanying statements of financial condition of Advanced Advisor Group, LLC (a limited liability company) as of December 31, 2007 and 2006, and the related statements of operations, member's equity and cash flows for the year ended December 31, 2007 and the period from October 4, 2006 (date of broker-dealer registration approval) to December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Advisor Group, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007 and the period from October 4, 2006 to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 18, 2008

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS

	2007	2006
CASH AND CASH EQUIVALENTS	$ 169,889	$ 98,740
COMMISSIONS RECEIVABLE	205,389	73,651
PREPAID INSURANCE	2,975	2,975
EQUIPMENT, NET	3,666	-
TOTAL ASSETS	$ 381,919	$ 175,366

LIABILITIES AND MEMBER'S EQUITY

	2007	2006
LIABILITIES		
Accounts payable	$ 709	$ 23,576
Accrued commissions	119,787	40,374
Related party payables	71,415	36,189
TOTAL LIABILITIES	191,911	100,139
MEMBER'S EQUITY	190,008	75,227
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 381,919	$ 175,366

See accompanying notes to financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS
For the year ended December 31, 2007 and Period from October 4, 2006 to December 31, 2006

	2007	2006
REVENUES	$ 3,117,475	$ 379,785
EXPENSES		
Agent commissions	2,796,135	330,218
Other administrative expenses	246,105	41,830
TOTAL EXPENSES	3,042,240	372,048
INCOME FROM OPERATIONS	75,235	7,737
OTHER INCOME	39,546	634
NET INCOME	$ 114,781	$ 8,371

See accompanying notes to financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENTS OF MEMBER'S EQUITY
For the Year Ended December 31, 2007 and the Period from October 4, 2006 to December 31, 2006

BALANCE, October 3, 2006	$	66,856
2006 net income		8,371
BALANCE, December 31, 2006		75,227
2007 net income		114,781
BALANCE, December 31, 2007	$	190,008

See accompanying notes to financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2007 and the Period from October 4, 2006 to December 31, 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 114,781	$ 8,371
Depreciation	333	-
Changes in operating assets and liabilities:		
Commissions receivable	(131,738)	(73,651)
Prepaid insurance	-	39,900
Accounts payable	(22,867)	(872)
Accrued commissions	79,413	40,374
Related party payables	35,226	36,189
Net Cash Flows from Operating Activities	75,148	50,311
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(3,999)	-
Net Change in Cash and Cash Equivalents	71,149	50,311
CASH AND CASH EQUIVALENTS - Beginning of Period	98,740	48,429
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 169,889	$ 98,740

See accompanying notes to financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Advanced Advisor Group, LLC (the Company), is a Minnesota-based LLC with an infinite life that conducts business using a K(1) exemption as a securities broker-dealer and is a member firm of the National Association of Securities Dealer (NASD). The Company received permission to operate as a member firm with restrictions as outlined in its membership agreement in October 2006. The Company does not and may not acquire, hold or trade securities inventory, nor does it trade for its own account. It acts solely as a broker of mainly variable annuities, mutual funds and 529 accounts.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in high quality financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary at December 31, 2007 and 2006.

Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over estimated useful lives of five years. Maintenance, repairs and minor renewals are expensed when incurred. Depreciation expense was $333 and $0 for the year ended December 31, 2007 and the period from October 4, 2006 to December 31, 2006.

Revenue Recognition and Related Expenses

Commission income and expenses are recorded on a trade-date basis.

Income Taxes

The Company has elected to be taxed as a partnership under provisions of the Internal Revenue Code and comparable Minnesota income tax law. Under these provisions, the Company's results of operations are reported on the individual tax returns of the Company's sole member. Therefore, no provision or liability for income taxes is reflected in the Company's financial statements.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2007 and 2006, the net capital ratio was 1.1 and 1.4 to 1.0 and net capital was $127,282 and $71,416, which was $117,810 and $66,416 in excess of its minimum requirement of $9,472 and $5,000.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2007 amended FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the K(1) exemption.

NOTE 3 - Related Parties

The Company has an agreement with Educators Financial Services (EFS), a company related by common ownership, to pay a percentage of shared expenses. Shared expenses include office rent, office supplies and a percentage of salaries. Shared expenses incurred by the Company were $146,796 and $26,999 for the year ended December 31, 2007 and the period from October 4, 2006 to December 31, 2006. Shared expenses due to EFS were $6,231 and $0 at December 31, 2007 and 2006. The Company has an agreement to pay commissions to EFS based on commissions earned. Commissions paid to EFS for the year ended December 31, 2007 and the period from October 4, 2006 to December 31, 2006 were $951,987 and $93,686. Commissions due to EFS were $57,340 and $35,067 at December 31, 2007 and 2006 and are included in related party payables.

The Company has an agreement to pay commissions to Financial Resources (FR), a company related by common ownership, based on commissions earned. Commissions paid to FR for the years ended December 31, 2007 and the period from October 4, 2006 to December 31, 2006 were $130,228 and $5,773. Commissions due to FR were $7,844 and $1,122 at December 31, 2007 and 2006 and are included in related party payables.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Total member's equity	$ 190,008
Deductions and/or charges:	
Commissions receivable	55,212
Prepaid insurance	2,975
Equipment, net	3,666
Total non-allowable assets	61,853
Net capital before haircuts on securities positions	128,155
Haircuts on securities positions	(873)
Net capital	$ 127,282

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (net of liabilities related to non-allowable commissions receivable)	$ 142,221

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (greater of $5,000 or aggregated indebtedness times 6 2/3%)	$ 9,472
Excess net capital at 1,500 percent	$ 117,810
Excess net capital at 1,000 percent	$ 113,060
Ratio: Aggregate indebtedness to net capital	1.1 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II Amended FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2007	$ 127,282
Net audit adjustments	-
Net capital per above	$ 127,282

VirchowKrause & company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
Advanced Advisor Group, LLC
Cambridge, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Advanced Advisor Group, LLC (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties. In addition, the Company should develop internal control policies and communicate these to employees annually. We consider these items to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under theSecurities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company LLP

Minneapolis, Minnesota
February 18, 2008

END